 Exhibit 16.1

July 9, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7561

Dear Sirs/Madams:

We have read Item 4 of Evergreen Energy Inc.’s Form 8-K/A dated June 23, 2010 and filed on July 9, 2010, and have the following comments:

1.	We agree with the statements in the 1st through 4th paragraphs.

2.	We have no basis on which to agree or disagree with the statements made in the 5th through 8th paragraphs.

Yours truly,

/s/ Deloitte & Touche LLP
Denver, Colorado